

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2015

<u>Via E-mail</u>
Steven Kahn
Chief Financial Officer
United Realty Trust Incorporated
60 Broad Street
34th Floor
New York, NY 10004

> **Re:** **United Realty Trust Incorporated**
> **Post-Effective Amendment to Form S-11**
> **Filed April 28, 2015**
> **File No. 333-178651**

Dear Mr. Kahn:

We have reviewed your post-effective amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that your post-effective amendment filed January 16, 2015 is not effective, and we issued comments on that post-effective amendment on February 3, 2015. Please tell us whether you have sold any shares of common stock since January 16, 2015 and, if so, whether such sales have been at NAV or at the $10.45 price referenced in your post-effective amendment that went effective on October 9, 2014. To the extent have made sales at a price other than $10.45, please provide us with your detailed analysis of how such sales do not violate Section 5 of the Securities Act, including how you determined you had a valid 10(a) prospectus.

Prospectus Cover Page

2.      Please include a footnote to the table stating that the Total Maximum Amounts have been calculated using the total number of shares registered, 100 million common shares and 20 million common shares pursuant to the DRIP.

3.      Please tell us whether you intend to update your NAV on a daily basis and how you will ensure that an investor is aware of the purchase price prior to the sale.  To the extent that you intend to update your NAV on a daily basis, please revise your prospectus cover page to clarify, if true, that the actual per share offering price varies from day to day, and such offering price will equal the NAV per share, plus selling commissions and dealer manager fees.  Please also direct investors to where they may obtain the actual share price on any given day.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, before we can declare the amended registration statement effective, the company should provide us with a letter, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Coy Garrison, Staff Attorney, at (202) 551-3466, or me at (202) 551-3401 with any questions.

Sincerely,

/s/ Jennifer Gowetski

Jennifer Gowetski
Special Counsel

cc:     Peter M. Fass, Esq.